                                                  ------------------------------
                                                                 OMB APPROVAL
                                                  ------------------------------
                                                  ------------------------------
                                                   OMB NUMBER:        3235-0145
                                                   EXPIRES:   OCTOBER  31, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE.....14.90
                                                  ------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*


                                Northeast Bancorp
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    Common Stock, par value $ 1.00 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)
--------------------------------------------------------------------------------

                                    663904100
                                 (CUSIP NUMBER)

            Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
         780 Third Avenue, 30th Floor, New York, NY 10017 (212) 486-7300
--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)


                                  June 17, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               PAGE 1 OF 15 PAGES.
               EXHIBIT INDEX LOCATED ON PAGE ___                SEC 1746 (12-91)

                                                            SCHEDULE 13D

  -----------------------------------------------------------          -------------------------------------------------------
  CUSIP NO.               663904100                                     PAGE         2         OF         15      PAGES
  0                                                                           ---------------       -------------
  -----------------------------------------------------------          -------------------------------------------------------

  -------- -------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sandler O'Neill Asset Management, LLC
  -------- -------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) [  ]
                                                                                                                    (b) [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



  -------- -------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               00

  -------- -------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [  ]



  -------- -------------------------------------------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               New York

  ------------------------ ------ ------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER


                           ------ ------------------------------------------------------------------------------------------
                             8      SHARED VOTING POWER
          NUMBER OF
     SHARES BENEFICIALLY              150,000
       OWNED BY EACH
      REPORTING PERSON     ------ ------------------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER



                           ------ --------------------------------------------------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                      150,000

  ------------------------ ------ --------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               150,000

  -------- -------------------------------------------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.7%

  -------- -------------------------------------------------------------------------------------------------------------------
  -------- -------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               00

  -------- -------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                                         2 OF 15

                                                            SCHEDULE 13D

  -----------------------------------------------------------          -------------------------------------------------------
  CUSIP NO.               663904100                                     PAGE         3         OF         15      PAGES
  0                                                                           ---------------       -------------
  -----------------------------------------------------------          -------------------------------------------------------

  -------- -------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SOAM Holdings, LLC
  -------- -------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) [  ]
                                                                                                                    (b) [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



  -------- -------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               00

  -------- -------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [  ]



  -------- -------------------------------------------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

  ------------------------ ------ --------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER


                           ------ --------------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
          NUMBER OF
    SHARES BENEFICIALLY               103,800
       OWNED BY EACH
      REPORTING PERSON     ------ --------------------------------------------------------------------------------------------
            WITH            9       SOLE DISPOSITIVE POWER


                           ------ --------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                      103,800

  -------- -------------------------------------------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               103,800

  -------- -------------------------------------------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [  ]<


  -------- -------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.9%

  -------- -------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               00

  -------- -------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                                         3 OF 15

                                                            SCHEDULE 13D

  -----------------------------------------------------------          -------------------------------------------------------
  CUSIP NO.               663904100                                     PAGE         4         OF         15      PAGES
  0                                                                           ---------------       -------------
  -----------------------------------------------------------          -------------------------------------------------------

  -------- -------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Partners II, L.P.
  -------- -------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a) [  ]
                                                                                                                    (b) [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



  -------- -------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               WC

  -------- -------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                      [  ]



  -------- -------------------------------------------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

  ------------------------ ------ --------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER


                           ------ --------------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
          NUMBER OF
     SHARES BENEFICIALLY              19,700
        OWNED BY EACH
       REPORTING PERSON    ------ --------------------------------------------------------------------------------------------
            WITH            9       SOLE DISPOSITIVE POWER


                           ------ --------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                      19,700

  -------- -------------------------------------------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               19,700

  -------- -------------------------------------------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.7%

    -------- -------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               PN

  -------- -------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         4 OF 15

                                                            SCHEDULE 13D

  -----------------------------------------------------------          -------------------------------------------------------
  CUSIP NO.               663904100                                     PAGE         5         OF         15      PAGES
  0                                                                           ---------------       -------------
  -----------------------------------------------------------          -------------------------------------------------------

  -------- -------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Hedge Fund, L.P.
  -------- -------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) [  ]
                                                                                                                    (b) [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



  -------- -------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               WC

  -------- -------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                      [  ]



  -------- -------------------------------------------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

  ------------------------ ------ --------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER


                           ------ --------------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY               11,800
        OWNED BYEACH
     REPORTING PERSON      ------ --------------------------------------------------------------------------------------------
           WITH             9       SOLE DISPOSITIVE POWER


                           ------ --------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                      11,800

  -------- -------------------------------------------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,800

  -------- -------------------------------------------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.5%

  -------- -------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               PN

  -------- -------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         5 OF 15

                                                            SCHEDULE 13D

  -----------------------------------------------------------          -------------------------------------------------------
  CUSIP NO.               663904100                                     PAGE         6         OF         15      PAGES
  0                                                                           ---------------       -------------
  -----------------------------------------------------------          -------------------------------------------------------

  -------- -------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Hedge Fund II, L.P.
  -------- -------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) [  ]
                                                                                                                    (b) [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



  -------- -------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               WC

  -------- -------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                      [  ]



  -------- -------------------------------------------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               Delaware

  ------------------------ ------ --------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER


                           ------ --------------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
          NUMBER OF
    SHARES BENEFICIALLY               72,300
       OWNED BY EACH
      REPORTING PERSON     ------ --------------------------------------------------------------------------------------------
             WITH           9       SOLE DISPOSITIVE POWER


                           ------ --------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                      72,300

  -------- -------------------------------------------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               72,300

  -------- -------------------------------------------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.7%

  -------- -------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               PN

  -------- -------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         6 OF 15

                                                            SCHEDULE 13D

  -----------------------------------------------------------          -------------------------------------------------------
  CUSIP NO.               663904100                                     PAGE         7         OF         15      PAGES
  0                                                                           ---------------       -------------
  -----------------------------------------------------------          -------------------------------------------------------

  -------- -------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Malta Offshore, Ltd
  -------- -------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) [  ]
                                                                                                                    (b) [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



  -------- -------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               WC

  -------- -------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                      [  ]



  -------- -------------------------------------------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               Cayman Islands

  ------------------------ ------ --------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER


                           ------ --------------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY               46,200
       OWNED BY EACH
      REPORTING PERSON     ------ --------------------------------------------------------------------------------------------
            WITH            9       SOLE DISPOSITIVE POWER


                           ------ --------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                      46,200

  -------- -------------------------------------------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               46,200

  -------- -------------------------------------------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.8%

  -------- -------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               CO

  -------- -------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                                         7 OF 15

                                                            SCHEDULE 13D

  -----------------------------------------------------------          -------------------------------------------------------
  CUSIP NO.               663904100                                     PAGE         8         OF         15      PAGES
  0                                                                           ---------------       -------------
  -----------------------------------------------------------          -------------------------------------------------------

  -------- -------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Terry Maltese
  -------- -------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) [  ]
                                                                                                                    (b) [  ]


  -------- -------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY



  -------- -------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*

               00

  -------- -------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                      [  ]



  -------- -------------------------------------------------------------------------------------------------------------------
     6     CITIZEN OR PLACE OF ORGANIZATION

               USA

  ------------------------ ------ --------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER


                           ------ --------------------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
         NUMBER OF
    SHARES BENEFICIALLY               150,000
       OWNED BY EACH
      REPORTING PERSON     ------ --------------------------------------------------------------------------------------------
            WITH            9       SOLE DISPOSITIVE POWER


                           ------ --------------------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                      150,000

  -------- -------------------------------------------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               150,000

  -------- -------------------------------------------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [  ]



  -------- -------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.7%

  -------- -------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*

               IN

  -------- -------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                                         8 OF 15

         This Amendment No. 3 to Schedule 13D relating to Northeast Bancorp (the "Issuer") is being filed on behalf of the undersigned to amend Amendment No. 2 to the Schedule 13D dated September 24, 2002, Amendment No. 1 to the Schedule 13D dated March 7, 2002 and the Schedule 13D dated April 20, 2001 (the "Schedule 13D'). Terms defined in the Schedule 13D and not defined herein have the same meaning as in the Schedule 13D.

ITEM 2.        IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Partners II, L.P., a Delaware limited partnership ("MPII"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), and Malta Offshore, Ltd., a Cayman Islands company ("MO") (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MHF, MPII and MHFII, (iii) MHF, with respect to shares of Common Stock beneficially owned by it, (iv) MPII, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, and (vii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MHF, MPII, MHFII and MO. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MHF, MPII and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as managing member and President of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MHF, MPII, MHFII, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is 2 WTC LLC, a New York limited liability company ("2WTC").

(b) The address of the principal offices of each of MHF, MPII, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 30th Floor, New York, New York 10017. The address of the principal offices of MO is c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal offices of 2WTC is c/o Sandler O'Neill & Partners, L.P., 919 Third Avenue -- 6th Floor, New York, New York 10022.

(c) The principal business of MHF, MPII and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of 2WTC is investing in Holdings and SOAM.

(d) During the last five years, none of MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MHF, MPII, MHFII, MO, Holdings, SOAM, 2WTC or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Maltese is a U.S. citizen.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS.

         The net investment cost (including commissions, if any) of the shares of Common Stock held by MHF, MPII, MHFII and MO is $111,558, $183,407, $703,543, and $578,079, respectively. Such shares were purchased with the investment capital of the respective entities.


ITEM 4.        PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

         The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

(a) Based upon an aggregate of 2,646,827 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as of the close of business on June 17, 2003:

     (i) MHF beneficially owned 11,800 shares of Common Stock, constituting approximately 0.5% of the shares outstanding.

     (ii) MPII beneficially owned 19,700 shares of Common Stock, constituting approximately 0.7% of the shares outstanding.

     (iii) MHFII beneficially owned 72,300 shares of Common Stock, constituting approximately 2.7% of the shares outstanding.

     (iv) MO beneficially owned 46,200 shares of Common Stock, constituting approximately 1.8% of the shares outstanding.

     (v) SOAM owned directly no shares of Common Stock. By reason of its position as management company for MHF, MPII, MHFII and MO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 11,800 shares owned by MHF, the 19,700 shares owned by MPII, the 72,300 shares owned by MHFII and the 46,200 shares owned by MO, or an aggregate of 150,000 shares of Common Stock, constituting approximately 5.7% of the shares outstanding.

     (vi) Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MHF, MPII and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 11,800 shares owned by MHF, the 19,700 shares owned by MPII, and the 72,300 shares owned by MHFII, or an aggregate of 103,800 shares of Common Stock, constituting approximately 3.9% of the shares outstanding.

     (vii) Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 11,800 shares owned by MHF, the 19,700 shares owned by MPII, the 72,300 shares owned by MHFII and the 46,200 shares owned by MO, or an aggregate of 150,000 shares of Common Stock, constituting approximately 5.7% of the shares outstanding.

     (viii) In the aggregate, the Reporting Persons beneficially own an aggregate of 150,000 shares of Common Stock, constituting approximately 5.7% of the shares outstanding.

     (ix)    2WTC directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to June 17, 2003, MHF effected the following transactions in the Common Stock in open market transactions with brokers:

                                           Number       Price
           Date            Action        of Shares     per Share
           ----            ------        ---------     --------
         06/17/03           Sold            3,100       $16.24
         06/16/03           Sold            2,000       $16.14
         06/12/03           Sold              200       $16.09

         During the sixty days prior to June 17, 2003, MPII effected the following transactions in the Common Stock in open market transactions with brokers:

                                           Number       Price
           Date            Action        of Shares     per Share
           ----            ------        ---------     --------
         06/17/03           Sold           5,200        $16.24
         06/16/03           Sold           3,300        $16.14
         06/12/03           Sold             400        $16.09

         During the sixty days prior to June 17, 2003, MHFII effected the following transactions in the Common Stock in open market transactions with brokers:

                                           Number         Price
           Date            Action         of Shares     per Share
           ----            ------         ---------     ---------
         06/17/03           Sold           19,400         $16.24
         06/16/03           Sold           12,000         $16.14
         06/12/03           Sold            1,300         $16.09

         During the sixty days prior to June 17, 2003, MO effected the following transactions in the Common Stock in open market transactions with brokers:

                                          Number        Price
           Date            Action       of Shares     per Share
           ----            ------       ---------     ---------
         06/17/03           Sold          12,300        $16.24
         06/16/03           Sold           7,700        $16.14
         06/12/03           Sold             800        $16.09


(d)      Not applicable.

(e)      Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended in its entirety to read as follows:

Exhibit 1 Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 25, 2003

MALTA PARTNERS II, L.P.                      MALTA HEDGE FUND, L.P.
By:      SOAM Holdings, LLC,                 By:     SOAM Holdings, LLC,
         the sole general partner                    the sole general partner


By: /s/ Terry Maltese                        By: /s/ Terry Maltese
   ------------------------------------          -----------------
        Terry Maltese                                Terry Maltese
        President                                    President


MALTA OFFSHORE, LTD.                         MALTA HEDGE FUND II, L.P.

By:     Sandler O'Neill                      By:     SOAM Holdings, LLC,
        Asset Management LLC                         the sole general partner


By: /s  Terry Maltese                        By: /s/ Terry Maltese
   -----------------------------------           -----------------
        Terry Maltese                                Terry Maltese
        President                                    President


MALTA HOLDINGS, LLC                          SANDLER O'NEILL ASSET
                                             MANAGEMENT LLC

By: /s/ Terry Maltese                        By: /s/ Terry Maltese
   ----------------------------------           ------------------
        Terry Maltese                                Terry Maltese
        President                                    President


Terry Maltese


By: /s/ Terry Maltese
    ---------------------------------
        Terry Maltese

                                    EXHIBIT 1

            JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.


Dated: June 25, 2003


MALTA PARTNERS II, L.P.                      MALTA HEDGE FUND II, L.P.
By:     SOAM Holdings, LLC,                  By:     SOAM Holdings, LLC,
        the sole general partner                     the sole general partner


By: /s/ Terry Maltese                        By: /s/ Terry Maltese
   -----------------------------------         -------------------
        Terry Maltese                                Terry Maltese
        President                                    President


MALTA OFFSHORE, LTD.                         SANDLER O'NEILL ASSET
By:     Sandler O'Neill Asset                        MANAGEMENT LLC
        Management LLC


By:  /s/ Terry Maltese                       By: /s/ Terry Maltese
   ----------------------------------          -------------------
         Terry Maltese                               Terry Maltese
         President                                   President


SOAM HOLDINGS, LLC                           TERRY MALTESE


By: /s/ Terry Maltese                        /s/ Terry Maltese
   ----------------------------------        -----------------
        Terry Maltese                            Terry Maltese
        President


MALTA HEDGE FUND, L.P.
By:     SOAM Holdings, LLC,
        the sole general partner


By: /s/ Terry Maltese
   ----------------------------------
        Terry Maltese
        President